U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                            SEC FILE NUMBER: 0-21419



(Check One):       [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q
                   [ ] Form N-SAR [ ] Form N-CSR

For Period Ended:  December 31, 2005

                   [ ] Transition Report on Form 10-K
                   [ ] Transition Report on Form 20-F
                   [ ] Transition Report on Form 11-K
                   [ ] Transition Report on Form 10-Q
                   [ ] Transition Report on Form N-SAR

For the Transition Report Ended:
                                  -------------------

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         PART I - REGISTRANT INFORMATION

                            NETFABRIC HOLDINGS, INC.
                             Full Name of Registrant

                            HOUSTON OPERATING COMPANY
                            Former Name if Applicable

                               THREE STEWART COURT
            Address of Principal Executive Office (Street and Number)

                              DENVILLE, N.J. 07834

                            City, State and Zip Code

PART II - RULES 12B-25 (B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

      State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

      The Registrant cannot file its Yearly Report on Form 10-KSB for the period ended December 31, 2005 within the prescribed time period because of delays in compiling the information for the preparation of the audited financial statements for the Form 10-KSB which could not be eliminated without unreasonable effort or expense.



PART IV - OTHER INFORMATION


         (1) Name and telephone number of person to contact in regard to this notification

         Vasan Thatham                      (973) 887-2785
         -------------               -----------------------------
            (Name)                   (Area Code)(Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports(s).

                                                                 [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both normatively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 See Attachment

                            NETFABRIC HOLDINGS, INC.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    March 31, 2006              By:   /s/ Vasan Thatham
                                        ---------------------------------
                                           Name:    Vasan Thatham
                                           Title:   Vice President and Chief
                                                    Financial Officer



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                        ATTACHMENT TO PART IV (3) OF THE
                                 FORM 12b-25 OF
                            NETFABRIC HOLDINGS, INC.


      With respect to the Form 10-KSB for the year ended December 31, 2005


On May 20, 2005, the Registrant entered into and closed on a share exchange agreement, whereby the Registrant acquired all of the issued and outstanding shares of UCA Services, Inc. Therefore, the results of operations for the fiscal year ended December 31, 2005 will significantly vary from the corresponding period of the prior fiscal year. The audit of the Company's financial statements could not be completed in a timely manner. Until the audit is complete, a reasonable estimate of the results cannot be made.